UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             CRESUD S.A.C.I.F. y A.
                     --------------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value 1.00 Peso per Share
                -----------------------------------------------
                         (Title of Class of Securities)

                                    226406106
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1997
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 16

                                                              Page 2 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         37,061,432
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           37,061,432
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    37,061,432

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             29.82%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         37,061,432
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           37,061,432
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    37,061,432

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                    29.82%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         37,061,432
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           37,061,432
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    37,061,432

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             29.82%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         37,061,432
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           37,061,432
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    37,061,432

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             29.82%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          37,061,432
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    37,061,432

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    37,061,432

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             29.82%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          37,061,432
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    37,061,432

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    37,061,432

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             29.82%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 22 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, par value 1.00 Peso per share (the "Shares"), of Cresud S.A.C.I.F. y A. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of more than 2% of the outstanding Shares of the Issuer in a twelve-month period.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is Avenida Roque Saenz Pena 832, 8th Floor, (1388) Buenos Aires, Argentina.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        i)     Quantum Industrial Partners LDC ("QIP");

        ii)    QIH Management Investor, L.P. ("QIHMI");

        iii)   QIH Management, Inc. ("QIH Management");

        iv)    Soros Fund Management LLC ("SFM LLC");

        v)     Mr. George Soros ("Mr. Soros"); and

        vi)    Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


               This Statement relates to the Shares held for the account of QIP.

                              The Reporting Persons

QIP, QIHMI and QIH Management
-----------------------------

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. Current information concerning the identity and background of the directors and officers of QIH Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its

                                                              Page 9 of 22 Pages

investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

               Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 10 of 22 Pages

Item 3.        Source and Amount of Funds or Other Consideration.

               On March 24, 1997, the Issuer completed an offering of American Depositary Shares, each representing 10 Shares ("ADSs"), within and outside the United States and an offering of Shares in Argentina (the "Argentine Offering" and collectively with the offering of ADSs, the "Combined Offering"). As result of Argentina law and the provisions of the Issuer's by-laws, prior to the commencement of the Combined Offering, the Issuer was required to complete a rights offering (the "Rights Offering") in Argentina for the benefit of existing shareholders, one of which was QIP. Pursuant to the Rights Offering, existing shareholders were offered additional Shares of the Issuer.

               On March 24, 1997, QIP expended approximately 14,654,597 Pesos of its working capital to purchase 7,515,178 Shares at a price of 1.95 Pesos per Share in the Rights Offering. On March 24, 1997, QIP expended approximately 6,989,220 Pesos of its working capital to purchase 3,780,000 Shares at a price of 1.849 Pesos per Share in the Argentine Offering. On March 24, 1997, QIP expended approximately 6,469,756 Pesos of its working capital to purchase 3,499,057 Shares at a price of 1.849 Pesos per Share in a private transaction.

               The Shares held for the accounts of QIP and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Each of the Reporting Persons reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed, of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of the 37,061,432 Shares held for the account of QIP (approximately 29.82% of the total number of Shares outstanding). The above percentages have been calculated assuming 124,284,392 outstanding Shares.

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 37,061,432 Shares held for the account of QIP.

                                                             Page 11 of 22 Pages

                    (ii) By virtue of the QIP Contract and as a result of their positions with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 37,061,432 Shares held for the account of QIP.

               (c) Except for the transactions described in Item 3 hereto, which disclosure is incorporated herein by reference, and a disposition of 5,823,384 Shares at a price of 1.511 Pesos per Share in a private transaction on February 20, 1997, all of which were effected at the direction of SFM LLC, there have been no transactions effected with respect to the Shares since February 2, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

               The 5,823,384 Shares sold in the private transaction disclosed above were sold to, among others, Mr. Eduardo S. Elsztain, Chairman of the Board of the Issuer. Reference is made to the Schedule 13D filed by Mr. Elsztain for further information concerning his deemed beneficial ownership of such Shares.

               Gary Gladstein, a Managing Director of SFM LLC and President of QIH Management, is a director of each of the Issuer and Emerging Dolphin Ltd.

               (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with the Combined Offering, QIP entered into an agreement with the Issuer whereby QIP agreed that it would not sell or otherwise dispose of any ADSs, Shares or securities convertible into the Shares for a period of 180 days after March 18, 1997 without the consent of Merrill Lynch & Co., the global coordinator for the Combined Offering (the "Lock-up Agreement"). The Lock-up Agreement is attached hereto as Exhibit E and the terms thereof are incorporated herein in response to this Item 6.

               From time to time, each of the Reporting Persons and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of such persons or entities may borrow Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, the Reporting Persons and/or the other
SFM  Clients  do  not  have  any  contracts,  arrangements,   understandings  or
relationships with respect to any securities of the Issuer.

                                                             Page 12 of 22 Pages

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated April 3, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller.

               D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

               E. Letter Agreement addressed to Merrill Lynch & Co. and Merrill Lynch International by QIP dated March 18, 1997.

                                                             Page 13 of 22 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 3, 1997                     QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President

                                        QIH MANAGEMENT, INC.


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President

                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 14 of 22 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship           Principal Occupation       Business Address
----------------------           --------------------       ----------------

Curacao Corporation              Managing Director of       Kaya Flamboyan 9
Company N.V.                     Netherlands Antilles       Willemstad
  Managing Director              corporations               Curacao,
  (Netherlands Antilles)                                   Netherlands Antilles


Inter Caribbean Services Limited Administrative service    Citco Building
  Secretary                                                Wickhams Cay
  (British Virgin Islands)                                 Road Town
                                                           Tortola
                                                           British Virgin
                                                            Islands


                 Directors and Officers of QIH Management, Inc.


Name/Title/Citizenship           Principal Occupation       Business Address
----------------------           --------------------       ----------------

Gary Gladstein                   Managing Director of       888 Seventh Avenue
Director and President           SFM LLC                    33rd Floor
(United States)                                             New York, NY  10106


Sean C. Warren                   Managing Director of       888 Seventh Avenue
Director, Vice President         SFM LLC                    33rd Floor
and Secretary                                               New York, NY  10106
(United States)

Peter Streinger                  Chief Financial Officer    888 Seventh Avenue
Treasurer                        of SFM LLC                 33rd Floor
(United States)                                             New York, NY  10106

Michael C. Neus                  Assistant General Counsel  888 Seventh Avenue
Vice President and               of SFM LLC                 33rd Floor
Assistant Secretary                                         New York, NY  10106
(United States)


Except as otherwise disclosed in Item 5, to the best of the Reporting Persons' knowledge:

(a)     None of the above persons holds any Shares.
(b)     None   of  the   above   persons   has  any   contracts,   arrangements,
        understandings or relationships with respect to the Shares.

                                                             Page 15 of 22 Pages

                                     ANNEX B


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Except as otherwise disclosed in Item 5, to the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 16 of 22 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------


 A. Power of Attorney  dated as of January 1, 1997 granted by
 Mr.  George  Soros in favor of Mr.  Sean C.  Warren  and Mr.
 Michael C. Neus.........................................................17

 B. Power of Attorney  dated as of January 1, 1997 granted by
 Mr. Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.................................................18

 C. Joint Filing  Agreement dated April 3, 1997 by and among
 Quantum  Industrial  Partners LDC, QIH Management  Investor,
 L.P., QIH Management,  Inc.,  Soros Fund Management LLC, Mr.
 George Soros and Mr. Stanley F. Druckenmiller . ........................19

 D. Power of Attorney  dated May 23, 1996  granted by Quantum
 Industrial Partners LDC in favor of Mr. Gary Gladstein,  Mr.
 Sean Warren and Mr. Michael Neus........................................20

 E. Letter  Agreement  addressed  to Merrill  Lynch & Co. and
 Merrill Lynch  International by Quantum Industrial  Partners
 LDC dated March 18, 1997................................................21